April 10, 2006

Mr. Jeff Blake
Wachovia Corporation
One Wachovia Center
301 South College Street, NC 0630
Charlotte, NC 28288

Re: Pooled Auto Securities Shelf LLC
Registration Statement on Form S-3
Filed March 14, 2006
File No. 333-132417

Dear Mr. Blake:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General

5. Please add bracketed language in the prospectus supplement to clarify that you will provide, when applicable, the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB.

6. For potential derivative instruments, please provide bracketed disclosure of whether the significance percentage is less than 10%, at least 10% but less than 20%, or 20% or more. Refer to Item 1115(a)(4) and Instruction to Item 1115 of Regulation AB.

7. Please provide the form of disclosure that you plan to provide if the significance percentage of any derivative instrument reaches the thresholds set forth in Item 1115(b). Refer to Item 1115(b)(1) and (2) of Regulation AB.

Summary

8. In addition, please add placeholders in the summary confirming that you will identify any third parties providing credit support for 10% or more of the pool assets. Refer to Item 1103(a)(3)(ix) of Regulation AB.

9. Please provide a summary explaining how losses not covered by credit enhancement or support will be allocated. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Base Prospectus

Credit or Cash Flow Enhancement, page 7

10. Please revise to indicate that swaps are limited to interest rate and currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB. Delete "other derivative instruments and interest rate protection agreements."

11. Please explain in an appropriate place in the document the "put obligations."

Credit and Cash Flow Enhancement, page 53

12. In the second to last sentence of the first paragraph of this section you state that credit enhancement may be provided by "other agreements with respect to third party payments or other support" or "other arrangements as may be described in the prospectus supplement." We view this as a catch-all. All forms of contemplated credit enhancement should be described in the base prospectus. Please revise to delete this language and describe all forms of contemplated credit enhancement. Please confirm that all forms of credit enhancement contemplated for use in connection with this offering are specified in the base prospectus. Please revise the prospectus accordingly.

13. We note the list of possible credit enhancement in this section. Please expand your disclosure to separately discuss each form of credit enhancement identified. Your disclosure should provide a general explanation of the mechanics of each form of credit support you intend to use.

14. We note that the disclosure at the bottom of the first paragraph of this section indicates that credit support for a series of securities may cover one or more other series of securities. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

15. Please revise here to clarify that swaps will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile
        Dale Lum (Sidley Austin)
        Fax: 415.772.7400